9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

03037484

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, November 6, 2003

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

Ladies and Gentlemen:

SUPPL

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

p.o.

Cécile Gul

11/18

PROVIMI

ON TOP OF THE FEED CHAIN

Provimi : Net Sales increase by 2.7% over the first Nine Months.
Operations showed signs of improvement in the Third Quarter.

Paris/Rotterdam, November 5, 2003

The Provimi Group (listed on the Euronext *Premier marché* in Paris), one of the global leaders in the animal nutrition business, today announces its turnover for the nine first months of 2003. Sales were EUR 1,148.7 million compared to EUR 1,118.5 for the same period last year, an increase of 2.7%.

(in million €)			
	30/09/2002	**30/09/2003**	**Change**
United States	165.1	**122.1**	-26.0%
France	103.7	**101.7**	-1.9%
Poland	245.9	**324.4**	+31.9%
Rest of Europe	470.0	**458.7**	-2.4%
Rest of the World	133.8	**141.8**	+6.0%
Total	1,118.5	**1,148.7**	**+2.7%**

The increase in sales of 2.7% is largely explained by acquisitions, which added EUR 142.7 millions, mainly the effect of Rolimpex in Poland. This was partially offset by exchange rate weaknesses, particularly the US Dollar and Polish Zloty, all of which reduced sales by EUR 94.5 million. Organically, sales decreased EUR 18.0 millions, or 1.8%, for the first nine months.

Most of the decrease in the United States' sales can be explained by the weak American dollar.

In France, operations were generally very satisfactory despite the unusually warm climatic conditions. Exports outside the EU were, however, also negatively impacted by the weak dollar.

In Poland, organic sales declined significantly, due to weak feed sales prices, which in turn reflected low prices in the underlying markets for pork and poultry.

In the Rest of Europe, the overall sales decrease versus a year ago is explained by the avian flu, which negatively affected export sales from the Netherlands to East European countries. Sales in the other European countries were very satisfactory, particularly in Spain and Russia.

In the Rest of the World, organic growth increased sales in almost all countries, particularly in South America.

Outlook

During the third quarter, a number of markets and regions showed signs of improvement and satisfactory performances were recorded in several of the Group's businesses. An ongoing cost reduction program has recently been launched. All the foregoing developments allow Provimi to be more confident regarding the second half of 2003. Although uncertainties still remain, particularly concerning exchange rates, operating profit over the full year should be more in line with last year's performance than what was previously anticipated.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2002 of over € 1.5 billion. Provimi has 95 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:
Investor relations:
Olivier Leduc: + (33) 1 34 82 79 01 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 6 547 65 733

This press release is available upon request at the company's head office and can be downloaded from the Group's website: http://www.provimi.com